Mail Stop 4561

September 25, 2007

Mr. Stephen B. Waters
Vice President of NPI Equity Investments, Inc.
National Property Investors 4
55 Beattie Place
PO Box 1089
Greenville, SC 29602

> **Re:** **National Property Investors 4**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **File No. 000-10412**

Dear Mr. Waters:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

Item 6. Management's Discussion and Analysis and Plan of Operation

Liquidity and Capital Resources

1.   We note your disclosures that the Partnership's assets are thought to be generally
        sufficient for any near-term needs, exclusive of capital improvements.
        Considering that cash flows from operations have been less than cash flows from
        investing and financing activities and that increased cash expenditures are
        anticipated for regulatory compliance in future periods, explain to us how you
        concluded that the registrant's assets were sufficient to fund its cash needs.
        Specifically identify the sources of liquidity the registrant plans to utilize to fund
        its operating cash deficit including the payment of cash interest. In addition,
        specifically identify how the registrant's planned capital improvements and
        redevelopment activities will be funded.

2.   Particularly in light of the registrant's apparent reliance on the managing general
        partner to fund operating deficits, tell us what consideration the registrant gave to
        including the audited balance sheet of the managing general partner in the filing.

Item 7. Financial Statements

C. Mortgage Notes Payable

3.   We noted during 2006 you obtained a second mortgage and modified your
        existing mortgage, updating the mortgage terms to include balloon payments
        required at maturity. Please reconcile these terms to your disclosure in Note A
        under Fair Value of Financial Instruments noting, "The Partnership estimates the
        fair value of its long-term debt by discounting future cash flows using a discount
        rate commensurate with that currently believed to be available to the Partnership
        for similar term, fully amortizing long-term debt." In your response, please
        indicate how you determined the estimation of fair value using fully amortizing
        debt instruments corresponds to your debt instruments, which require a balloon
        payment due at maturity.

Exhibits 31.1 and 31.2

4.   We note that the certifications have been included at the end of their annual report
        although they are identified as exhibits and listed as such in the exhibit schedule.
        Please amend your filing and include these as exhibits to this Form 10-KSB.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to

provide us with marked copies of the amendment to expedite our review. Please furnish a response letter on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Rakip, Staff Accountant, at (202) 551.3573 or the undersigned at (202) 551.3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant